UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                     Ridgestone Financial Services, Inc.
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                              (Name of Issuer)

                         Common Stock, no par value
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                       (Title of Class of Securities)

                                 765904 10 7
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                               (CUSIP Number)

                              Douglas M. Kratz
                         852 Middle Road, Space #101
                           Bettendorf, Iowa 52722
                               (563) 823-3300
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                Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               March 21, 2005
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           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).








   ITEM 1.   SECURITY AND ISSUER.

   This Statement constitutes Amendment No. 1 to the Schedule 13D filed on January 28, 2005 (the "Schedule 13D") and relates to the common stock, no par value ("Common Stock"), of Ridgestone Financial Services, Inc. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

   ITEM 4.   PURPOSE OF TRANSACTION.

   On March 21, 2005, consistent with the intent to obtain a controlling interest of the Issuer disclosed in the Schedule 13D, the Reporting Persons sent a letter (the "Proposal Letter") to the Issuer containing a proposal to acquire all of the Issuer's outstanding Common Stock for a total price of approximately $17,110,000 ($14.00 per share on a fully diluted basis, assuming 440,000 outstanding in-the-money options).
   The proposed consideration represents approximately 59 times the Issuer's 2004 earnings, 27 times the Issuer's 2003 earnings, and 1.80 times the Issuer's December 31, 2004 normalized (6.5%) equity capital. The proposal is contingent on certain customary conditions such as: receipt of requisite number of shares being tendered, in the event of a tender offer, or the requisite shareholder approval, in the event of a merger; redemption of the Issuer's poison pill; receipt of any necessary consents under Wisconsin law; and, the satisfactory completion of due diligence.

   The Reporting Persons recognize that the board may wish to measure the offer against other potential offers for the Issuer and, therefore, do not seek exclusivity. Rather, the Proposal Letter expressly allows the Issuer to negotiate a cash offer from another purchaser and states the Reporting Persons' willingness to support any such third party offer in the event it is for a price of at least $15.00 per share.

   The Proposal Letter does not commit either the Reporting Persons or the Issuer to complete an offer for the shares or a transaction of any kind. The Reporting Persons reserve the right to modify the proposal in any way as a result of any discussions with the Issuer's board of directors or withdraw the proposal at any time.

   The description of the Proposal Letter contained in this Item 4 is qualified in its entirety by reference to the Proposal Letter, which is filed herewith as an exhibit and incorporated herein by reference. attached hereto.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

   1. Letter from Douglas M. Kratz, on behalf of the Reporting Persons, to the Issuer, dated March 21, 2005.

                                _____________



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                                  SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      /s/ Douglas M. Kratz
                                      ----------------------------------
                                      Douglas M. Kratz
                                      Dated:  March 21, 2005



                                      /s/ Perry B. Hansen
                                      ----------------------------------
                                      Perry B. Hansen
                                      Dated: March 21, 2005


          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)






























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                                EXHIBIT INDEX

   Exhibit   Description

      1. Letter from Douglas M. Kratz, on behalf of the Reporting Persons, to the Issuer, dated March 21, 2005.















































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